EXHIBIT 99.6

Press Release dated January 27, 2004

Call-Net Enterprises believes today’s CRTC decision to promote local residential competition benefits consumers

     TORONTO, Jan. 27 /CNW/ - Call-Net Enterprises Inc., (TSX: FON, FON.B), a national provider of residential and business telecommunications services, responded favourably today to the Canadian Radio-television and Telecommunication Commission’s decision with respect to the promotion of competition in the local residential market. “Today’s decision is a good one for Canadian consumers,” said Bill Linton, president and chief executive officer, Call-Net Enterprises. “The CRTC has agreed with our assessment of the lack of competition in the local phone service market and the need for additional relief to the benefit of consumers.

Most importantly, today’s decision directs the incumbent telephone companies to provide the same quality of service to consumers whether they use an incumbent telephone company’s service or choose to use Sprint Canada’s home phone service.”

     In addition, Decision 2004-4 grants Call-Net’s request for an education program to inform the public of the availability and terms of local competition. ILECs must now provide a link from their web sites to the CRTC’s. The CRTC also extended the no-contact restriction time period under the winback rules from three months to 12 months.

     “Consumers will also benefit significantly from the CRTC’s decision to provide public education on the availability of local competition and from the ruling that extends the no-contact period from three to 12 months, which prohibits the incumbent telephone companies from directly contacting customers who chose to switch to a competitive service like Sprint Canada,” added Linton.

     Call-Net filed its application to promote local residential competition in May 2003. The application petitioned the CRTC to jump-start competition by a number of means including improving customer education and access to information; significantly improving the quality of service that the incumbents provided to consumers who select a competitors service; extending the no contact period for former monopolies customer win back activity and reducing the cost for unbundled local loops for a period of two years. The application was directed at significantly improving choice for consumers by allowing competitive telecommunication providers to achieve the size and scale necessary to compete effectively.

     “While today’s decision denied our request to reduce loop rates and service charges, we believe that the directive ordering the ILECs to provide consumers with the same level of service no matter who provides their local service, together with the extension of the no winback period, will go a long way towards achieving the same objective of promoting competition.” said Linton.

     About Call-Net Enterprises Inc.

     Call-Net Enterprises Inc. is a leading Canadian integrated communications solutions provider of local and long distance voice services as well as data, networking solutions and online services to households and businesses. It provides services primarily through its wholly owned subsidiary, Sprint Canada Inc. Call-Net Enterprises and Sprint Canada are headquartered in Toronto and own and operate an extensive national fibre network with over 134 co-locations in nine Canadian metropolitan markets. For more information visit www.callnet.ca and www.sprint.ca.

     Note for Investors:

     This news release may include statements about expected future events and/or financial results that are forward-looking in nature and subject to risks and uncertainties. For those statements, we claim the protection of the safe harbour for forward-looking statements provisions contained in the Private Securities Litigation Reform Act of 1995. The company cautions that actual performance will be affected by a number of factors, many of which are beyond its control. Future events and results may vary substantially from what the company currently foresees. Discussion of the various factors that may affect future results is contained in the company’s recent filings with the Securities and Exchange commission, the Ontario Securities Commission and SEDAR.

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For further information: Call-Net Enterprises contact: Karen O’Leary,
Corporate Communications, (416) 718-6445, karen.oleary@sprint-canada.com